December 2, 2024

Stephen Hood
Chief Executive Officer
Motorsport Games Inc.
5972 NE 4th Avenue
Miami, Florida 33137

       Re: Motorsport Games Inc.
           Registration Statement on Form S-3
           Filed November 25, 2024
           File No. 333-283444
Dear Stephen Hood:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Leslie Marlow